SCHNEIDER WEINBERGER & BEILLY, LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone 561.362.9595
facsimile 561.362.9612

writer’s email: jim@swblaw.net

‘CORRESP’

March 21, 2011

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:          Secured Financial Network, Inc. (the “Company”)
Information Statement on Schedule 14C
Filed March 8, 2011
File No. 000-28457

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated March 17, 2011 on the above-referenced filing.  Following are the Company’s responses to such comments:

The Charter Amendment, page 1

1.
A Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt.  Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed.  In this regard, we note your statement that the majority of your outstanding common stock approved the Charter Amendment.  Please disclose the percentage of your issued and outstanding common stock they represent and tell us the sequence of events through which these consents were obtained.

RESPONSE:  A total of five persons or parties have agreed to consent to the proposed Charter Amendment.  Messrs. Schultz and Fasci are directors and executive officers of the Company.  In addition, James Stuckert is a principal stockholder of the Company, and Commercial Holding, AG and HEB, LLC are principal stockholders of the Company and each provide credit lines to the Company.  As requested, ownership percentages are as follows:

Jeffrey L. Schultz	12.4%
Michael E. Fasci	7.1%
James Stuckert	31.2%
HEB LLC	8.8%
Commercial Holding AG	10.7%
70.2%

The latter three parties have worked with and provided advice and monitoring of the activities of the Company on a regular basis and are intimately familiar with the needs and range of activities of the Company.  All of these parties were consulted for their input in relation to the structuring and effectuation of the transaction.

2.	Please state whether you have any additional plans, proposals or arrangements for issuing the newly authorized shares of common or preferred stock.

RESPONSE:  We call the staff’s attention to the second sentence in the penultimate paragraph on page 4 of the information statement in which the Company states that it has no arrangements, agreements, or understandings in place at the present time for the issuance or use of any additional shares of common stock or the shares of preferred stock to be authorized by the Charter Amendment.

We trust that the foregoing is fully responsive to the staff’s comments.  The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:           Mr. Jeffrey Schultz